Exhibit 12.1

The following table sets forth certain information regarding CNH Industrial N.V.’s consolidated ratios of earnings to fixed charges as follows (dollars in millions):

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before taxes and equity income	$326	$1,089	$1,374	$1,347	$1,180
Add:
Dividends received from unconsolidated affiliates	38	89	81	104	80
Fixed Charges	588	1,366	1,245	1,240	1,375
Amortization of capitalized interest	9	13	8	5	4
Less:
Interest capitalized	(13)	(30)	(31)	(11)	(4)
Preference security dividend					(25)

Total earnings	$948	$2,527	$2,677	$2,685	$2,610

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$566	$1,318	$1,196	$1,209	$1,324
Interest capitalized	13	30	31	11	4
Estimate of the interest component of rental expense	9	18	18	20	22
Preference security dividend					25

Total fixed charges	$588	$1,366	$1,245	$1,240	$1,375

Ratio of earnings to fixed charges	1.61	1.85	2.15	2.17	1.90